UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3225-0145 Expires: August 31, 1999 Estimated average burden hours per form 14.90
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
NCL Holding ASA
(Name of Issuer)
Ordinary Shares, Nominal Value Norwegian Kroner 2.30 per Share
Represented in the United States by American Depositary Shares
(Title of Class of Securities)
492693 (Ordinary Shares) / 62885310 (American Depositary Shares)
(CUSIP Numbers) Gerard Lim Star Cruises plc Suite 1503, Ocean Centre 5 Canton Road Tsimhatsui, Kowloon Hong Kong, SAR 60 33 09 26 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Daniel S. Sternberg Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 (212) 225-2000
January 11, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 amends the Schedule 13D dated December 23, 1999, as previously amended, of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited, with respect to the Ordinary Shares, nominal value Norwegian kroner 2.30 per share, represented in the United States by American Depository Shares of NCL Holding ASA, a company incorporated under the laws of the Kingdom of Norway. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

On January 11, 2000, Star Cruises PLC issued the Press Release attached hereto as Exhibit 3.

Item 7. Materials to be Filed as Exhibits.

Exhibit 3     Press Release, dated January 11, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2000

ARRASAS LIMITED By: /s/ Chong Chee Tut___ Name: Chong Chee Tut Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2000

RESORTS WORLD LIMITED By: /s/ William Ng Ko Seng___ Name: William Ng Ko Seng Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2000

GENTING OVERSEAS HOLDINGS LIMITED By: /s/ William Ng Ko Seng___ Name: William Ng Ko Seng Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2000

PALOMINO LIMITED By: /s/ William Ng Ko Seng___ Name: William Ng Ko Seng Title: Director